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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                   SCHEDULE TO
                                 Amendment No. 2
                                 (Rule 14d-100)

                  Tender Offer Statement Under Section 14(d)(1)
           or Section 13(e)(1) of the Securities Exchange Act of 1934


                                 Criimi Mae Inc.
                       (Name of Subject Company (Issuer))

                          Orix Capital Markets, L.L.C.
                      (Names of Filing Persons (Offerors))

                     Common Stock, Par Value $.01 per Share
                         (Title of Class of Securities)

                                    950241109
                      (CUSIP Number of Class of Securities)

                          Orix Capital Markets, L.L.C.
                           1717 Main Street, Suite 900
                               Dallas, Texas 75201
                            Telephone: (214) 237-2331
                           Attention: Michael F. Wurst

                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                            behalf of filing persons)

                                   Copies to:
                            Sally A. Schreiber, Esq.
                         Munsch Hardt Kopf & Harr, P.C.
                          1445 Ross Avenue, Suite 4000
                               Dallas, Texas 75202
                            Telephone: (214) 855-7598


                           CALCULATION OF FILING FEE:

          Transaction Valuation*                   Amount of Filing Fee
             Not applicable                           Not applicable

* Set forth the amount on which the filing fee is calculated and state how it was determined.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

  Amount Previously Paid:.......... N/A    Filing Party:.................. N/A
  Form or Registration No.:........ N/A    Date Filed:.................... N/A

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

The following press release was issued by Orix Capital Markets, L.L.C. on January 2, 2003:

ORIX Proposes to Acquire Criimi Mae, Inc For $11.50 per Common Share

ORIX Proposes to Acquire or Redeem Criimi Mae, Inc. Series B Preferred Shares for $25 per Share

ORIX Proposes to Acquire or Redeem Criimi Mae, Inc. Series F Preferred Shares for $10 per Share

ORIX Proposes to Acquire or Redeem Criimi Mae, Inc. Series G Preferred Shares for $10 per Share

On January 2, 2003, ORIX Capital Markets, L.L.C. ("ORIX"), a subsidiary of ORIX Corporation (NYSE:IX) submitted a proposal (the "January 2 Proposal") to the Board of Directors of Criimi Mae Inc. (NYSE:CMM) ("Criimi") to acquire 100% of the issued and outstanding common stock (based on the number of shares of common stock issued and outstanding as of September 30, 2002) of Criimi for $11.50 per share in cash in a merger transaction. The foregoing amounts are proposed after factoring in the Company's liability for (a) an amount not to exceed $1.14 per Common Share in expenses relating to the transaction (inclusive of the $4.8 million in change-incontrol payments to the Company's senior management, as much as $8 million in termination fees and expenses payable to Brascan, and other fees and expenses payable to the Company's counsel and advisors). A copy of the January 2 Proposal is attached hereto.

The January 2 Proposal also proposes to purchase or effect the redemption of all outstanding preferred shares of Criimi for cash as follows: (i) Series B Preferred, $25 per share, plus accrued and unpaid dividends as of closing; (ii) Series F Preferred, $10 per share, plus accrued and unpaid dividends as of closing; (iii) Series G Preferred, $10 per share, plus accrued and unpaid dividends as of closing, which represents the full liquidation preference amount for each series of Preferred Stock.

Based upon the time expected to be required for Criimi to comply with various regulatory requirements attendant to the January 2 Proposal, ORIX is prepared to close this transaction on or before March 14, 2003, based on full adherence by the Company to a timetable to be proposed by ORIX and assuming timely review and approval by regulatory authorities.

The January 2 Proposal will expire if the transactions described in Criimi's press release of December 12, 2002 (collectively, the "Brascan Transaction") are closed, upon the occurrence of such closing. The January 2 Proposal is subject to acceptance by the Board of Directors of Criimi by no later than 5:00 PM ET on January 9, 2003, and to the following conditions: (i) execution of mutually acceptable documentation; (ii) satisfaction by Criimi of all of its obligations and conditions precedent under Criimi's organization documents, material contracts, and applicable regulatory requirements (including applicable provisions of Maryland law); (iii) completion of legal due diligence, and (vi) verification of certain representations by Criimi. On December 24, 2002, ORIX executed a form of Confidentiality Agreement represented by Friedman Billings Ramsey ("FBR") (Criimi's advisors) to be acceptable, and delivered such Confidentiality Agreement to FBR as instructed. Although as of January 2, 2003 ORIX has not received a countersigned copy of this Confidentiality Agreement, Criimi began providing certain due diligence information to ORIX on December 26, 2002. ORIX is prepared to complete the legal due diligence by January 8, 2003, subject to cooperation by Criimi.

ORIX's January 2 Proposal was made following the rejection by Criimi of the December 27, 2002 proposal by ORIX to purchase 100% of the issued and outstanding shares of CBO REIT, Inc., a wholly-owned subsidiary of Criimi.

For inquiries please contact James R. Thompson, ORIX's Chairman and Chief Executive Officer, at 214-237-2000.

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO PURCHASE NOR A SOLICITATION TO SELL SECURITIES NOR A SOLICITATION OF ANY PROXY. THE TRANSACTIONS DESCRIBED IN THIS ANNOUNCEMENT AND IN THE ANNOUNCEMENTS DATED DECEMBER 19, 2002 AND DECEMBER 27, 2002 DO NOT CONSTITUTE A TENDER OFFER OR A PROXY SOLICITATION; NO TENDER OFFER OR PROXY SOLICITATION BY ORIX FOR SHARES OF STOCK IN CRIIMI HAS BEEN COMMENCED AND NO ASSURANCE CAN BE OR IS HEREBY GIVEN THAT IT WILL BE COMMENCED. IF AN OFFER OR PROXY SOLICITATION IS COMMENCED, ORIX WILL FILE A TENDER OFFER STATEMENT OR A PROXY STATEMENT, AS APPROPRIATE, WITH THE SECURITIES AND EXCHANGE COMMISSION. CRIIMI'S STOCKHOLDERS ARE URGED TO READ ANY TENDER OFFER STATEMENT OR ANY PROXY STATEMENT REFERENCED IN THIS ANNOUNCEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. CRIIMI'S STOCKHOLDERS MAY OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENT OR THE PROXY STATEMENT WHEN IT IS AVAILABLE, ALONG WITH OTHER DOCUMENTS FILED BY ORIX WITH THE SECURITIES AND EXCHANGE COMMISSION, AT THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT www.sec.gov. IF AN OFFER OR PROXY SOLICITATION IS COMMENCED BY ORIX, THE TENDER OFFER STATEMENT OR THE PROXY STATEMENT, AS APPROPRIATE, AND OTHER RELATED DOCUMENTS MAY ALSO BE OBTAINED FREE OF CHARGE FROM ORIX.

IF A PROXY SOLICITATION IS COMMENCED, INFORMATION REGARDING THE IDENTITY OF THE PERSONS WHO MAY, UNDER THE RULES OF THE SECURITIES AND EXCHANGE COMMISSION, BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF CRIIMI'S SHAREHOLDERS, AND THEIR INTERESTS IN THE SOLICITATION, WILL BE SET FORTH IN A PROXY STATEMENT THAT WILL BE FILED BY ORIX AND/OR CRIIMI WITH THE SECURITIES AND EXCHANGE COMMISSION.

FORWARD LOOKING STATEMENTS

Except for historical information contained herein, statements contained in this release may constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are neither promises nor guarantees, but involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those set forth in the forward-looking statements, including, without limitation, the risk that the merger may not be consummated in a timely manner, if at all, and other risks concerning Criimi and its respective operations that are detailed in the periodic filings with the SEC of Criimi, including its most recent filing on Form 10-K.